EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THREE MONTHS ENDED MARCH 31,

(UNAUDITED)

(Dollars in millions)	2013	2012
Income before income taxes (1)	$3,611	$3,841

Add: fixed charges, excluding capitalized interest	366	382

Income as adjusted before income taxes	$3,977	$4,223

Fixed charges:
Interest expense	$244	$252
Capitalized interest	15	9
Portion of rental expense representative of interest	122	130

Total fixed charges	$381	$391

Ratio of earnings to fixed charges	10.44	10.80

(1) Income before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

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